Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

PlanGraphics, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

72705C 100

(CUSIP Number)

Paul A. Henley, President

Integrated Freight Corporation

16827 Livingston Road

Lutz, Florida 33559-7615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

CUSIP No. 72705C 100
(1) Names of reporting persons: Integrated Freight Corporation, a Florida corporation
(2) Check the appropriate box if a member of a group -
(a) member of the group and the membership is expressly affirmed
(b) disclaims membership in a group	X
(3) SEC use only -
(4) Source of funds: OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization: State of Florida, United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: none as of December 3, 2009
(8) Shared voting power: none
(9) Sole dispositive power: none as of December 3, 2009
(10) Shared dispositive power: none
(11) Aggregate amount beneficially owned by each reporting person: none as of December 3, 2009
(12) Check if the aggregate amount in Row (11) excludes certain shares -
(13) Percent of class represented by amount in Row (11): no percent
(14) Type of reporting person: CO

Item 1. Security and Issuer.

Common Stock, no par value per share

PlanGraphics, Inc.

16827 Livingston Road

Lutz, Florida 33559-7615

Item 2. Identity and Background.

Certain information about the reporting person and each director and executive officer of the reporting person is set forth below.

Reporting person -
(a)	Name:	Integrated Freight Corporation
(b)	Address:	16827 Livingston Road, Lutz, Florida 33559-7615
(c)	Principal Occupation	Small motor freight company
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	Incorporated in the State of Florida

Director, principal executive officer, principal financial officer and principal accounting officer of reporting person -
(a)	Name:	Paul A. Henley
(b)	Address:	16827 Livingston Road, Lutz, Florida 33559-7615
(c)	Principal Occupation	President and Chief Executive and Financial Officer of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Director of reporting person -
(a)	Name:	Henry P. Hoffman
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Not applicable
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Chief operating officer of reporting person -
(a)	Name:	Steven E. Lusty
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Chief Operating Officer of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Director of reporting person -
(a)	Name:	T. Mark Morris
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Chief Operating officer of subsidiary of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Director of reporting person -
(a)	Name:	Monte W. Smith
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Chief Operating officer of subsidiary of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4. Purpose of Transaction.

The purpose of the transfer of all of the PlanGraphics common stock owned by the reporting person to The Integrated Freight Stock Exchange Trust on December 3, 2009 was to facilitate the acquisition of more than ninety percent of the reporting person’s issued and outstanding stock by PlanGraphics, in an exchange of stock, followed by the merger of reporting person, as a majority owned subsidiary, into PlanGraphics without stockholder approval under Colorado corporation law. The merger was completed on December 23, 2009..

(a) In connection with the reporting person’s acquisition of PlanGraphics’ securities, no acquisition and no disposition of additional securities of PlanGraphics was made by any other person;

(b) The reporting person was merged into PlanGraphics on December 23, 2009;

(c) PlanGraphics’ historically operating subsidiary was sold on December 27, 2009;

(d) The directors and officers of the reporting person became the directors and officers of PlanGraphics on November 10, 2009, prior to the transfer of shares reported herein;

(e) The board of directors of PlanGraphics has recommended to the stockholders approval of a one for 244.8598 reverse stock split, subject to notification of a special stockholders meeting on Schedule 14C; there will be no change in the dividend policy of PlanGraphics;

(f) As a result of the merger of Integrated Freight into PlanGraphics and the sale of its historically operating subsidiary, PlanGraphics is exclusively engaged in business as a motor freight carrier;

(g) PlanGraphics’ Colorado charter and bylaws did not change in the merger; however, the board of directors of PlanGraphics has recommended to the stockholders approval a change in PlanGraphics’ name to Integrated Freight Corporation and a change of its state of incorporation to Florida from Colorado, subject to notification of a special stockholders meeting on Schedule 14C;

(h) The transactions identified in this report will not cause PlanGraphics securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) The transactions identified in this report will not cause any class of equity securities of PlanGraphics becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Not applicable

Item 5. Interest in Securities of the Issuer.

(a) The reporting person owns no stock of PlanGraphics at the date of this amendment;

(b) Not applicable;

(c) There were no transactions in the common stock, other than as reported in this amended Schedule 13D effected during the sixty days preceding the date this Schedule 13D should have been filed nor between that date and the date of filing of this amended Schedule 13D by any person named in response to Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Declaration of Trust of The Integrated Freight Stock Exchange Trust, the transferee of the reporting person, sets for the only contract, arrangement, understandings and relationships with respect to the shares of common stock of PlanGraphics transferred by the reporting person. The Trust requires the of the shares of common stock which it owns to be voted in favor of the transactions described in Item 4 (e) and (g), above. Following the reverse stock split and the issue of additional shares of PlanGraphics to the Trust as provided in the Trust, the Trust will distribute all of the shares of PlanGraphics common stock that it then holds to the beneficiaries of the Trust.

.

Item 7. Exhibits.

Rule 13d–1(k) agreement	None
(2)	The Declaration of Trust of The Integrated Freight Stock Exchange Trust, dated as of October 15, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2010

Integrated Freight Corporation

By: /s/ Paul A. Henley

Paul A. Henley

President and Principal Executive Officer